CORPORATE CODE OF CONDUCT POLICY

Letter From Our Chairman & CEO

Dear Colleagues,

We are privileged to work for a true leader in the natural health and wellness industry. Nature’s Sunshine manufactures the highest quality products in the world and, as a result, is well-positioned for sustained future growth. Nevertheless, we operate in a competitive industry subject to constantly changing laws and regulations. Therefore, our commitment to compliance, ethical behavior, quality, service, and integrity remain crucial to maintaining our current success and achieving future success.

Nature’s Sunshine’s Code of Conduct is the foundation of our Company’s compliance program. It represents an effort by NSP to identify and present the policies and procedures that are generally applicable throughout our operations. Although the Code is not intended to be a comprehensive collection of every policy and procedure relevant to our Company, it is intended to provide clear guidelines for everyone at NSP. As a result, understanding the Code and its application to our individual and collective conduct is essential to NSP’s compliance efforts, as well as to our commitment to quality, service, and integrity.

Please remember that this Code applies to all employees, officers and directors of Nature’s Sunshine and Synergy Worldwide. If you have questions or concerns about the Code or your responsibilities under it, speak with your supervisor. If you do not feel comfortable speaking with your supervisor, you can speak to another supervisor, contact a member of the Legal Department, contact a member of Human Resources Department, or you can utilize the Company’s anonymous reporting hotline.

As this Company’s Executive Chairman and on behalf of the entire executive team, I want you to know that we are committed to the principles described in this Code, as well as to the Company’s compliance efforts and ethical responsibilities. The true strength of our compliance program ultimately depends upon the commitment and dedication of each one of our employees to the Company’s core principles of quality, service and integrity. I want to thank each of you for your commitment to this Company, to the values on which it was built and for your continuing support of the Company’s compliance efforts.

Thank you,

Greg Probert, Chairman & CEO

Our Values and Mission

Quality. From the raw herbs harvested in the fields to the manufacturing process in our facilities, NSP is committed to quality. Because we manufacture the vast majority of our own products and carefully assess all raw materials, we can control quality and commit to the highest standards. Every employee plays a part in this process.

Service. Our brand was founded on a desire to help people through better nutrition. We now reach many countries through hundreds of thousands of independent distributors. Each customer deserves our best products, backed by outstanding service. We exist to serve the customer who strives for optimal wellness.

Integrity. At NSP, we adhere to the highest standards and are committed to professional integrity in all we do. We offer only our best and never sacrifice sound practice for a way that seems easier or cheaper. Our reputation is bound to all we produce and the manner in which we produce it.

The mission of Nature’s Sunshine Products, Inc. is to enhance the emotional, physical, and financial well- being of our independent distributors and customers by providing health and lifestyle-oriented products and services of uncompromising quality and integrity. We recognize and reward the contributions of our independent distributors, shareholders, and employees to the success of Nature’s Sunshine Products.

Introduction
How to Use This Code
At Nature’s Sunshine, we are committed to conducting our business ethically and with integrity. In most circumstances, the right course of action will be the obvious choice. From time to time, however, we all need guidance about what the law and our Company policies allow, and this is where our Code can help. The Code should be used as a guide to help make sound decisions in complex situations. Although it cannot outline every possible scenario we may encounter, our Code provides direction on the most common issues we are likely to face, as well as the resources we can call upon when the answer is still not clear. Finally, by setting forth the expectations for how NSP does business, our Code helps us maintain the trust we have built with our stakeholders, and therefore ensure our business continues to be successful.

The Q&A examples found throughout this Code are used to demonstrate how various concepts may arise in the workplace and how such issues should be resolved. Of course, these examples are by no means exhaustive, so if you ever have a question about any part of this Code, be sure to ask. Keep in mind that the topics with examples and topics without examples are equally important—to live up to our values, we are required to comply with all Code principles.

Who Does This Code Include?
Our Code applies to all of us at Nature’s Sunshine and Synergy Worldwide—employees, officers, and directors alike. Each of us is expected to be familiar with and follow its principles, and to seek guidance if we are ever unsure. In addition, we must know and follow the laws and regulations that apply to the work we do wherever we do business. If there is ever a discrepancy between local law and our Code or policies, seek advice from the Legal Department before taking action.
We also expect our distributors, suppliers, agents, business partners, consultants, and licensees to follow similar principles of conducting business ethically. Further, we take this commitment to ethical conduct squarely into account when evaluating those with whom we will do business.

Reporting Concerns and Asking for Help
We are all expected to speak up when we have questions about how to resolve an issue or when we have concerns about misconduct in our workplace. Asking for help and reporting concerns ensures that we put integrity first and allows NSP to resolve potential problems quickly.

We maintain an open-door environment at NSP, and you should feel free to report your concerns to or ask questions of any of the following resources:

•	Your supervisor, or another supervisor you trust

•	The Legal Department

•	The Human Resources Department

•	Audit Committee (if officers and/or directors are or may be involved)

•	Our Global Compliance Hotline at +1 (877) 874-8416 or online at https://naturessunshine.alertline.com

Our Hotline is available 24 hours a day, 7 days a week and is operated by an independent third party. You may make an anonymous report, where allowed by local law, but keep in mind that keeping your identity a secret may make it more difficult for NSP to investigate your concern. Reports to the Hotline will remain confidential, to the extent possible.

You may report any suspected violation of our Code, Company policy, or the law without fear of retaliation or any negative impact on your employment. Nature’s Sunshine strictly prohibits acts of retaliation against any person for reporting, in good faith, a possible violation or participating in an investigation involving possible misconduct. Retaliation is against the law, has no place in a respectful work environment, and is not tolerated at our Company.

“Good faith” means that you come forward with all of the information you have and believe you are giving a sincere and complete report. In other words, it does not matter whether your report turns out to be true, but your intentions must be honest. Individuals who engage in retaliatory acts will be subject to disciplinary action, up to and including termination. Anyone making a report not in good faith will also be subject to disciplinary action.
NSP will treat all reports confidentially to the extent possible, consistent with the law, Company policy, and the obligation to conduct a thorough investigation. All reports will be investigated promptly and thoroughly, consistent with applicable law, and may be reported to the appropriate authorities if warranted by the circumstances. NSP will take appropriate corrective or disciplinary action (which may include termination of employment) for Code violations whenever necessary.

Special Expectations for Supervisors
While this Code applies to all of us, those of us in leadership roles are held to an even higher standard. Supervisors at NSP are expected to be champions of our Code and Values. If you are a leader at NSP, you can do this by:

•	Modeling ethical behavior at all times

•	Ensuring the employees who report to you understand our Code and Company policies and receive proper training on them

•	Maintaining a positive, open-door environment where employees feel comfortable turning to you for guidance and reporting their concerns

•	Monitoring the workplace to ensure compliance with our Code

•	Never retaliating—or allowing retaliation—against anyone who makes a report in good faith

Supervisors must immediately report any violations of our Code, our policies, or applicable law, and should always escalate issues they are not prepared to handle themselves. Failing to do so is grounds for disciplinary action, up to and including termination of employment.

Quality
Meeting Quality and Safety Standards
Our products
The quality of our products is the foundation of our business. We are vigilant in making sure the products we bring to market are of the highest quality, without compromise. This commitment to excellence begins with our sourcing and continues through every step of our supply chain. We continually scrutinize our processes and products—and perform thorough audits of our suppliers—to guarantee every product we sell. If you have a concern about the quality of our products or processes, please bring it to the attention of the Quality Assurance Department immediately.

Q. Nature’s Sunshine recently hired Marsha to play a role in the manufacturing process. Paul, who has been with the company for three years, is training her. Paul shows her the proper process for sanitation and how to check the equipment and trouble shoot typical problems. He also points out which products require extra attention such as temperature control or additional testing. But, he says, as long as a supervisor isn’t around, there is no need to bother with all these fussy extra tasks. Is this okay?

A.    No. Quality is never compromised at Nature’s Sunshine. All of our manufacturing procedures are designed to ensure that our products are safe and uniform, so we must make sure to follow them at all times. Our customers expect and deserve a superior product each and every time they make a purchase. Take pride in your position, and always report to your supervisor any conduct you observe that could, in your view, compromise the excellence of our products.

Our Workplace

Just as NSP is committed to creating products that help people stay healthy, our Company is also committed to maintaining a safe and healthy workforce. We can each do our part to promote safety and good health by complying with all applicable national, state, and local health, safety, and environmental rules and regulations, as well as all posted safety procedures within our areas of operation. We follow safe practices, and always take the time to do our work carefully. NSP’s programs, training, and internal controls help us to avoid risk to our fellow employees, our neighbors, the environment, and the people who use our products. If you have a concern about workplace health, safety, or security, please contact the Human Resources Department. For a more detailed discussion of safety and our workplace, please see our Safety Policy.

Maintaining a safe work environment includes keeping drugs and alcohol out of the workplace. Substance abuse limits our ability to do our work safely, which puts us all at risk. We may never report to work while under the influence of alcohol, illegal drugs, or misused prescription drugs or over-the- counter medications. Regardless of whether the use occurs during working hours or on Company premises, being under the influence of these substances while at work is not allowed. In addition, we may never manufacture, use, possess, transfer, or sell illegal drugs or alcohol, or misuse prescription drugs or over-the-counter medications, during working hours or while on Company premises. For a more detailed discussion of this prohibition, please see our Drug-Free Workplace Policy and Testing Program.

Likewise, acts or threats of violence interfere with our commitment to health and safety and are not acceptable at NSP. Weapons of any kind are not allowed on Company premises. Any threatening behavior, brandishing of weapons, or bullying should be reported to the Human Resources Department immediately. If you or someone else is in immediate danger, call local law enforcement authorities before reporting the incident through the normal channels. For a more detailed discussion of violence and our workplace, please see our Workplace Harassment & Violence Prevention Policy.

Respect in the Workplace
We demonstrate the quality of our character by treating others as respectfully as we would like to be treated ourselves.

Preventing harassment and discrimination
NSP’s commitment to treating all employees fairly stems from our belief that we will all be more successful if we work together to reach our mutual goals. This means we do not tolerate harassment in our workplace. Harassment can come in many forms—physical, verbal, or sexual. In essence, it is any action that has the purpose or effect of creating an unwelcome, intimidating, or hostile work environment. Examples of harassing behavior include:

•	Unwanted touching or leering

•	Crude gestures

•	Inappropriate displays of sexually-explicit materials

•	Repeated requests for dates

•	Disparaging or discriminatory jokes, language, or name-calling

For a more detailed discussion of harassment and our workplace, please see our Workplace Harassment & Violence Prevention Policy. If you know or suspect harassment has taken place, report it immediately to your supervisor, the Human Resources Department, the Legal Department, or through the anonymous hotline. Remember, you will never experience retaliation for coming forward with a good faith report of harassment.

Q. The marketing department often schedules lunch together or may grab a drink after work on Fridays. Two weeks ago, Arianna was seated next to Antonio, a recent divorcee, at lunch. She listened politely to the stories about his ex-wife that he seemed eager to tell. After they returned to work, he sent her an email, and then a text, and then stopped by her desk. He asked her out to dinner, but she politely said no. However, Antonio has continued to text her several times a day and has continued to push her to go on a date. She realizes he is probably lonely and hurt, but she has asked him not to contact her for personal reasons anymore. She needs him to respect her personal space and is beginning to wonder if she needs to contact her supervisor or HR for help with what has become an uncomfortable situation. What should Arianna do?

A.    Arianna has the right idea—her supervisor and HR can help her handle the situation appropriately. What matters here is that Antonio’s actions make Arianna uncomfortable, and she should not have to feel that way at work. If your actions make another worker uncomfortable in any way, you must stop at once. Respect your co-workers and remember that inappropriate or unwanted advances, as well as crude, belittling jokes, language or comments, are not fitting for our workplace.

Promoting diversity
NSP embraces differences in culture and point of view. Our Company believes that doing so can make us a stronger team because having a diversity of opinions and ideas makes us better able to provide innovative, marketable, and healthy products for our independent distributors and customers. Because of this philosophy, we never make employment decisions based on legally protected personal characteristics such as race, color, religion, national origin, gender, sexual orientation, marital status, age, or disability. NSP provides equal opportunities based on skills and abilities, always striving to create a diverse, productive workforce.

Protecting employee information
All of us provide a certain amount of private personal information to NSP as part of our employment. We entrust our colleagues to keep this personal information secure. Such information often includes, but is not necessarily limited to:

•	Government-issued identification numbers

•	Health history

•	Salary history and performance reviews

•	Marital status

•	Contact information

If you have access to private employee information due to the nature of your work at NSP, you have a responsibility to safeguard it, accessing it only for legitimate business purposes. Never share such information outside of NSP without the owner’s express permission, and be cautious even internally, sharing such information only on a need-to-know basis.

Keeping Accurate Books and Records
We are all responsible for ensuring that the financial documents our Company discloses to the public are accurate and honest. As a public company, the law requires this of us, but it is also an important part of ensuring the integrity and quality of our operations. It may not always seem as though we have a personal impact on our Company’s financial records, but we all do play a role in making sure these records are always accurate. Therefore, every piece of data or information that we submit—including personnel, time, expense, and safety records—must be absolutely honest, accurate, and complete. Additionally, because our records may become public, we should avoid making derogatory remarks, exaggerations, or other inappropriate remarks in our Company records. We must follow our Company’s system of internal controls and all applicable accounting requirements when recording this data.

This commitment to integrity and quality means we may not:

•	Make false representations on behalf of our Company, whether verbally or in writing

•	Hide Company funds

•	Mischaracterize Company transactions

•	Create undisclosed or unrecorded fund accounts

•	Knowingly allow similar illegal activities to occur

The Chief Executive Officer (“CEO”) and all senior financial and accounting officers of NSP have important and vital roles in the corporate governance of our Company. They are expected to ensure the accuracy and completeness of the public disclosures our Company provides to the government and regulatory agencies. Because of this special role, they are required to know and understand the financial disclosure laws that apply to their work.

Violations of financial disclosure laws will be viewed as a severe offense that may result in disciplinary action, up to and including termination. This includes failing to report potential violations by others. If you notice any accounting or auditing irregularities, or incidents of fraud by individuals responsible for our Company’s accounting or financial reporting, you should report your observation to the Legal Department immediately. Remember, you will never experience retaliation for coming forward with a good faith report of wrongdoing.

Just as important as the content of our Company records is ensuring that they are managed properly. Effectively managing these records allows us to meet our business needs and ensure our records are available when needed. In addition, it helps us comply with all applicable laws and regulations and preserve any relevant documents in case of litigation, audits, or investigations. Such records include all electronic, email, imaged and paper documents created, received, and maintained as evidence or information used by our Company for legal, regulatory, accounting, or business purposes.

We all must follow the records management policies and retention schedules in the locations where we operate. They propose the length of time for which we should maintain business records, and procedures for compliance with legal holds. A legal hold applies to records connected with actual or anticipated litigation. If you believe that anyone has improperly concealed, altered, or destroyed a record, you should report it to the Legal Department. For a more detailed discussion of records retention and legal holds, please see our General Corporate Record Retention Policy or contact the Legal Department.

Protecting Company Property
By using Company property appropriately, we help to ensure that Nature’s Sunshine has the resources it needs to continue producing high-quality products and supporting its distributors and customers throughout the world.

Physical assets
We have all worked extremely hard to accomplish the success that Nature’s Sunshine enjoys today. Each of us has a responsibility to protect what we have worked to achieve, including Company property.
These assets belong to our shareholders, and we must safeguard them from loss, misuse, theft, damage, and waste. Our physical assets include our funds, facilities, equipment, vehicles and other tangible property. Be sure to only use Company assets for legitimate Company business purposes.

Q.    Gary, a member of the sales team, rushes home to have dinner with his family after working late one evening. He remembers that his wife had asked him to stop by the store on his way home for a gallon of milk. Pulling up to the store, Gary jumps out quickly, neglecting to lock his car. In the produce section, Gary sees an old friend and stops to chat. When he finally gets back to his car, his laptop is missing. He thinks back and definitely remembers having packed it up to bring it home. He grows anxious as he thinks of all the confidential files he has saved on this laptop. In his haste, he has made a big mistake.

A.    All company property should be guarded and used carefully. In addition to physical property such as a laptop, intellectual property like lists of customers or independent distributors, or proprietary information, must be guarded as well. While it is unfortunate that Gary has lost the company’s computer, the intellectual property contained on the hard drive may be the greater loss. Be alert and aware when using, transporting, and storing all company property. To minimize the damage done, Gary must report the missing laptop to his supervisor or the Human Resources Department at once.

Travel and expenses
Any time we travel for business purposes or make purchases with Company funds, it’s important to keep in mind that we are acting on the Company’s behalf. NSP trusts us to use funds and other resources wisely, so we must take care to spend Company money only on legitimate business expenses. If you have any questions about whether an expense is allowed, seek guidance from your supervisor or refer to our Travel/Expense Reimbursement Policy.

Confidential information and intellectual property
One of our most important assets is our knowledge and experience in the supplement industry. Our Company confidential information and intellectual property (“IP”) is a valuable resource, so it is our duty to protect it from loss, theft, and misuse. Our confidential information includes, but is not necessarily limited to:

•	Customer lists

•	Independent distributor lists

•	Product formulas

•	Business and technical information

•	Any information on current or past employees and their performance

•	Information related to distributors

•	Trade secrets

We must take great care to protect and enforce our IP rights at all times. IP includes intangible property such as copyrights, patents, trademarks, design rights, logos, and brands. Similar to other forms of physical property, the law protects our rights to these assets. To the extent permissible by law, the rights to all IP created with Company materials, on Company time, at Company expense, or within the scope of our duties, belong to Nature’s Sunshine.
It is important to note that we may not use or disclose any of NSP’s confidential or proprietary information to others, whether during the term of our employment or after we are no longer with the Company, unless we have the prior written consent of the Legal Department.

How can I protect NSP’s Intellectual Property?

•	Never disclose trade secrets, or any other confidential and/or proprietary information, without a business need and prior authorization from the Legal Department to do so.

•	Always properly secure your computer, documents, or other sensitive materials.

•	Avoid discussing this information in places where you can be overheard, such as restaurants, taxis, airplanes, or elevators.

•	Remember that these obligations continue even after your employment with NSP ends.

Computer systems

A key step in ensuring Company property is protected is making sure that we follow all security measures and internal controls for our computer systems, portable electronic devices, laptops, and other storage devices. Keep the following in mind, especially when traveling with Company property:

•	Never leave these devices where they could be lost or stolen

•	Be mindful of where you work, and who may be able to view your monitor or overhear your conversations

•	Do not share your password or access codes with anyone else

•	Do not allow others to use your accounts

Also remember to compose emails, instant messages, and text messages with the same care you take in composing any other NSP document. Electronic messages, both personal and business-related, are lasting and recoverable written records that can easily be copied and forwarded without your knowledge or consent. Remember that derogatory remarks, discriminating or harassing comments, and threatening or abusive language is unacceptable in any communications using Company systems—just as it would be in person at NSP.

Nature’s Sunshine reserves the right to block offensive, illegal, and non-business-related sites or any other site deemed dangerous to the security of or inappropriate to the operation of our computing assets. NSP may inspect or monitor all company resources, assets, and property without prior approval, knowledge, or consent of employees to the extent allowed by law. This includes monitoring and retrieving information that is stored or transmitted on NSP’s electronic devices, computers, and systems.

Social media
NSP embraces the use of social media to market and promote our business and products, and recognizes that many of us engage in social media in our personal lives. However, as with all corporate communications, you must be careful not to speak or act or appear to be speaking or acting on NSP’s behalf through social media unless you are authorized to do so.

As an employee of Nature’s Sunshine, you must be extremely careful not to use or divulge confidential or proprietary information on any social media sites, including social networking sites like Facebook® and LinkedIn® and blogs or microblogs, like Twitter®. You must also refrain from making disparaging statements about our Company, our competitors, our independent distributors, or our customers.

You must also take care to ensure that, when posting your personal opinions and ideas unrelated to NSP online, you are clearly stating them as your personal thoughts, and not those of Nature’s Sunshine.

Integrity
Refusing Bribes and Corrupt Payments
We pride ourselves on our integrity, which means we succeed because of the quality of our products and not because of any improper or unethical conduct. To this end, we adhere to all anti-bribery laws in the countries where we do business, including the U.S. Foreign Corrupt Practices Act (FCPA) and the UK Bribery Act. These laws prohibit offering or making any payment, gift, entertainment, or providing any improper benefit to any foreign government official for the purpose of obtaining or retaining any business or securing any other improper benefit for NSP.

Keep in mind that “foreign government officials” include federal, national, state, or local government employees, political candidates, and even employees of businesses that are owned by a foreign government. Similarly, we must never offer or accept a “kickback.” This means we cannot accept the return of a sum already paid (or due to be paid) as a reward for making or fostering business arrangements. Company policy also prohibits us from making “facilitating payments,” which are small sums (usually in cash) given to a government official to expedite a routine official activity, such as processing a visa.

More broadly, our Company also prohibits any act of commercial bribery. “Commercial bribery” refers to offering a bribe to our customers, suppliers, or anyone working on their behalf with the intent to obtain or retain business.

In addition, we may not retain a third party to engage in any activity that we are prohibited from participating in ourselves.

Violations of the FCPA, the UK Bribery Act, or other national anti-corruption laws may subject our Company and the individuals involved to civil and criminal penalties, including prison sentences and large fines. For further guidance, refer to our Foreign Corrupt Practices Act/Anti-Corruption Policy and our Due Diligence Procedures for Third Parties.

Q. On behalf of NSP, Gwen is negotiating with a representative of a foreign food agency for pre-authorization to market and sell a revolutionary new product in his country. When she submits the application for pre-authorization, her contact suggests that if she were to make a
$2,000 payment, he would make sure that the pre-authorization is granted. What should Gwen do?

A.    Gwen must not make this payment. She should clearly decline the representative’s offer and report the situation to her supervisor and the Legal Department. Paying or receiving a bribe is a serious violation of NSP’s Code and policies, as well as applicable anti-corruption laws, and can have serious consequences for our Company and the individuals involved.

Q. Brendan works with a number of foreign regulatory officials on a consistent basis, ensuring that our products meet all regulatory requirements in various countries. One of these officials is quite short with Brendan, and he finds communicating with her to be fairly unpleasant. Hoping to improve their relationship, Brendan contacts a company in her area that delivers gourmet gifts baskets. Surely artisan cheeses and a nice bottle of wine will win her over, which will make working with her less of a chore.

A.    Brendan should step back and reconsider this course of action. Trying to buy the regulator’s favor can easily be considered a bribe, even if it doesn’t directly affect our Company’s business. There may be some acceptable gestures Brendan can extend to this official in order to build a better business relationship, but Brendan needs to follow Company policy and should look to the Legal Department for guidance. Taking these steps beforehand ensures that we follow the law in all our business dealings.

Money Laundering
While it is unlikely that any one of us would encounter a money-laundering scheme, we must all be aware of signs that corrupt payments or other money laundering activities are occurring, such as businesses (or other parties with which we do business):

•	Not maintaining a physical presence

•	Engaging in illegitimate business

•	Not having proper compliance processes in place

•	Requesting to make payments in cash, or overpaying and asking for a refund

NSP is committed to helping in the global fight against money laundering. “Money laundering” is the process by which persons or groups try to conceal illegal funds, or otherwise try to make the sources of their illicit funds look legitimate. To prevent money laundering, we should perform “know your customer” due diligence on suppliers and other business partners who wish to do business with our Company. If you need more information about how to identify money laundering, you should review the Due Diligence Procedures for Third Parties or contact Legal Department.

Gifts and Entertainment

Just as we do not offer bribes or other corrupt payments, we may not request any object of value, (including payments, fees, loans, services, gifts, entertainment, or other favors) from any person or firm as a condition or result of their doing business with NSP.

Occasionally, business gifts and entertainment may be appropriate courtesies that help build business relationships. However, we never want these courtesies to suggest that favorable treatment was given or received, or that the courtesies were used to influence a business decision. For this reason, we may only exchange gifts, meals, or entertainment with existing and potential suppliers, customers, or other business partners if they are:

•	Infrequent

•	Unsolicited

•	Of nominal value

•	Not cash or cash equivalents, such as gift cards

•	In compliance with applicable laws and regulations

Even if we give or receive gifts that meet the criteria above, we must always take care to avoid even the appearance of bias. If a person or business offers you a business gift or appropriate courtesy of any value greater than $100, or any entertainment having a value of over $500, in any one calendar year, you are required to notify and obtain approval from at least a vice president level employee.

Q.     Tanya is offered two front-row tickets to a popular concert by a supplier that she has worked with for many years. Her contacts are very friendly and are very glad to have NSP’s business. They often offer Tanya small tokens of their appreciation, and earlier this year, they took her to a football game to discuss business. Tanya would love to go to the concert, but she knows that the tickets are not cheap. Is she allowed to accept the gift?

A.    Tanya should consider the points listed above. Although it’s good that the tickets were unsolicited and are not a cash equivalent, expensive tickets are not of nominal value—meaning that she may not accept this gift. Further, since this supplier frequently gives Tanya small gifts, she should consider whether these gifts add up to $100 or more for the calendar year. Tanya should discuss the situation with her supervisor or the Legal Department if she needs further guidance.

Avoiding Conflicts of Interest
Upholding our integrity means that we always strive to act in our Company’s best interests. Specifically, we actively avoid conflicts of interest, whether real or perceived. A “conflict of interest” is any situation that has the potential to create a conflict between our personal interests and the interests of our Company, its independent distributors, or its customers. Remember, conflicts of interest may arise not just from dealings with external parties, such as independent distributors, customers, or vendors, but also from relationships or transactions with our colleagues. If a conflict or potential conflict arises, you must disclose it immediately to the Legal Department. Some of the more common conflict of interest scenarios are discussed in this section.

Outside activities
While NSP realizes some of us may choose to have outside employment in addition to our jobs at Nature’s Sunshine, we may not be employed by or be an independent distributor of any business that is a direct competitor of our Company. Direct competitors include all firms with which NSP competes for distributors or which sell similar products to those of NSP.
Likewise, we may not own more than one percent of the publicly traded stock in any direct competitor. If you have any questions about whether your investments or outside activities (or those of your immediate family members) pose a conflict of interest, seek guidance from the Legal Department.

“Immediate family members” include spouses, children, stepchildren, parents, stepparents, siblings, in-laws and any other relatives who are part of your household.

Product credit and building an NSP business
Although we may be able to obtain “free” or “discounted” products through NSP product benefits, we may provide such products only for the use of our immediate family members. We may not sell or resell such products. Also, we and our immediate family members cannot be independent distributors of NSP. This means we do not have authorization to sell, distribute, or build business “down-lines” with NSP products.

Third-party independent contractors who perform services for NSP may become independent distributors of NSP if:

•	The work they perform on NSP’s behalf does not involve representing NSP before any government agency and constitutes less than 33% of the contractor’s total revenue; and

•	The independent distributor relationship is reviewed and approved by the Legal Department.

Working with family and close friends
We may not supervise or otherwise be in a reporting relationship with our immediate family members, as this could lead to an appearance of favoritism. NSP will do its best to avoid placement decisions that cause such a scenario, but if one arises, you must disclose the situation immediately.

In addition, if an immediate family member or close friend has an ownership interest in a company with which we do business (or are poised to do business), you must inform your supervisor or the Legal Department. If you are involved in vendor selection or other third party contracting, you must remove yourself from the selection process to ensure that we avoid even the appearance of favoritism.

Q. Carla works in the lab at NSP. She overhears her supervisor saying that the Company is looking to find a new supplier for small lab equipment. Her fiancé, Lucas, works in sales for a manufacturing company that happens to have just the right line of lab supplies. How perfect! If Lucas lands this contract, it could mean a big bonus—just in time for their honeymoon. Is it okay for Carla to give him the tip?

A.    While Lucas can certainly put in a bid for his company to become the new lab equipment supplier for NSP, Carla must disclose to her supervisor or the Legal Department that her fiancé, soon to be her husband, is the one asking for business. Carla must also remove herself from the selection process, and cannot share any confidential bidding or selection details with Lucas. Our Company chooses vendors and suppliers fairly based on merit, experience and capability, and we want to avoid any appearance of favoritism.

Corporate opportunities
In order to make objective business decisions on behalf of NSP, we must never compete with our Company. This means we may not take for ourselves any business or investment opportunities that we discover through our position at NSP or through Company property or information. In addition, we must never help anyone else take such business or investment opportunities for personal gain, including our family members and friends.

Q.     Aakar has worked on the Nature’s Sunshine web page for five years. Through his work, he has learned about every product offered. In fact, he has learned so much that he feels that he could recommend products to customers himself. The thought has crossed his mind that he could set up another site and offer a similar customer experience with a competitor’s supplements. It would be nice to have a way to make a little extra money, managing the site at nights or on weekends. Can Aakar set up a competing website?

A.    No, Aakar must not create a situation where he is competing with NSP. It is a conflict of interest for Aakar (and possibly a theft of the Company’s intellectual property) to use the product information he has gained at Nature’s Sunshine to compete with Nature’s Sunshine. Seeking personal gain from the experience he has received as a NSP’s employee is unethical. The knowledge he has gained at our Company should be used solely for our Company’s best interests.

Fair Sales and Marketing Practices
Because we always let integrity and honesty guide our interactions with our independent distributors, customers, and suppliers, we do not make misleading, false, illegal, or exaggerated claims concerning our products or those of our competitors. Moreover, we are careful to represent accurately the quality, features, and availability of our products. In particular, we have a responsibility to ensure that all of our marketing and promotional materials contain an accurate discussion of our product offerings that is fully compliant with applicable federal, national, state, or local laws.

Q.    Genevieve, who works in Quality Assurance, is currently reviewing the ingredient list for a new product to ensure it meets regulatory requirements in the proposed market. After what she feels is a thorough check, she gives Fareed in Marketing the green light to begin developing promotional materials. What Genevieve doesn’t realize is that pending legislation in one of the targeted countries could affect NSP’s ability to market and sell this product in that area. Once Genevieve realizes her mistake, she reaches out to Fareed—who has already invested a significant amount of time into marketing the new product. Genevieve doesn’t know what to say next.

A.    Genevieve needs to tell Fareed what she’s realized right away. Her mistake was an honest one, and while time and resources may have been lost as a result, it isn’t too late to correct the issue before misinformation is released. Nature’s Sunshine never intentionally publishes false or misleading data, nor does our Company seek to market products unethically or illegally in any location. In the future, Genevieve should exercise additional care in reviewing products for compliance, and request help from her supervisor if she has questions or is unsure of how to deal with a particular situation.

Promoting Fair Competition (Antitrust)
At Nature’s Sunshine, we believe in competing vigorously, but we never sacrifice our integrity to win business. This means that we comply with all applicable antitrust and competition laws in place in the countries where we do business. While these laws can be complex, they are meant to ensure fair competition in the marketplace. In effect, these laws require that we make independent business decisions, never colluding with our competitors or making other unfair business arrangements.

We must all take special care not to discuss any of the following with our competitors:

•	Pricing, costs, or marketing strategies

•	Market, independent distributor, or customer allocation

•	Bids for contracts

If a competitor attempts to engage you in a conversation about any of these topics—or any other anticompetitive behavior—you should stop the conversation immediately and inform the Legal Department. Keep in mind that even the appearance of anti-competitive behavior can cause trouble for our Company. Be especially mindful of situations that could easily lead to questionable conduct, such as trade shows or conventions.

Competing with integrity also means we always gather competitive information ethically and legally. We never misrepresent ourselves in order to acquire information. In addition, we must never ask the former employees of our competitors—even if they now work for NSP—to share confidential data with us.

Q. Claude is eager to perform well in his new sales manager role by increasing the number of new independent distributors joining NSP. Lately, he has been struggling to develop new ideas to attract additional independent distributors. As he wonders how to accomplish his goal, a thought occurs to him. What if he contacts a competing company and pretends to be a holistic practitioner searching for a new product line? He could see what the competitor’s sales department might do to persuade a new independent distributor to join their ranks. It might be refreshing to hear a different approach. After all, no one would ever know that he placed the call. Is there anything wrong with Claude’s idea?

A.    Yes, there is. While it is admirable for Claude to want to improve his performance, he should not sacrifice his integrity to do so. NSP never misrepresents itself to gain information from a competitor. Our products and our performance stand on quality, not duplicity.

Handling Inside Information
From time to time, our roles and responsibilities at NSP may give us access to inside information about our Company or our business partners. “Inside information” is information that is both material and non-public. “Material” means a reasonable investor would consider the information important when deciding whether to buy, sell, or hold a security, such as a company’s stock. Information is generally considered “non-public” until two full trading days have passed since the public release of the information. Additionally, all material, non-public information, whether positive or negative, should be considered confidential information.

Some examples of inside information include:

•	Changes in senior management

•	Unannounced stock splits or financial results

•	Mergers, acquisitions, or divestitures

•	Anticipated lawsuits or investigations

•	New products or services under development

You may never make decisions about buying or selling securities based on inside information. Doing so is considered insider trading, and it is illegal—if you have inside information about a company, you must not trade in that company’s stock. You must also refrain from sharing inside information with someone else so he or she can financially benefit from the information. This practice, known as “tipping,” is also illegal.

For additional information, please see our Statement of Company Policy Regarding Insider Trading. If you have any questions about whether the information you possess is inside information, or whether a financial decision you are considering is allowed, contact the Legal Department for more guidance.

International Trade Controls
As a global Company, we must be alert to the laws and regulations that govern our international trading activity. Specifically, we must understand and follow the laws relating to exports, re-exports, or imports to and from the United States and, in certain circumstances, other countries.

Keep in mind that an “export” occurs when a product, service, technology, or piece of information is shipped to a person in another country. An export can also occur when technology, technical information, or software is provided in any way, including verbally, to a non-U.S. citizen wherever they are located (including within the U.S.). We must even be cautious when traveling with Company laptops or other technologies, even if we do not plan to share the information they contain. Before engaging in exporting activity, you must verify the eligibility of both the location of delivery and the recipient. You also must obtain all required licenses and permits, and pay all proper duties.

Import activity, or bringing the goods we purchase from a foreign or external source into another country, is also subject to various laws and regulations and may require the payment of duties and taxes, as well as the submission of certain filings. If you have any questions about our obligations under international trade laws, seek guidance from the Legal Department before taking action.

In addition, we must also be alert to international sanctions, which may affect our operations. Sanctions prevent us from doing business with specific countries, regimes, or certain blacklisted entities or individuals. They are imposed by various bodies worldwide, including the United Nations, the Office of Foreign Assets Control in the United States, and the European Union. These matters are complex and may change frequently, so check with the Legal Department to be sure before engaging in international transact

Service

Political and Charitable Activities
Our Company encourages us to participate in our communities as individuals, such as through involvement in the political process or charitable activities. However, we may only participate on our own time and at our own expense. We may not use Company time, funds, facilities, or other assets for political purposes or charitable contributions without express written permission from the Legal Department.

As a corporate citizen, Nature’s Sunshine may occasionally take a position on issues of public policy that could affect our business. Our Company also engages in efforts to affect legislation or government policy. However, regulations on Company activities in this area vary around the globe. Therefore, only certain individuals within our Company may engage in lobbying efforts on NSP’s behalf. Do not contact a government official in an attempt to influence legislation or government policy on behalf of our Company unless your efforts have been approved by the Legal Department.

Keep in mind that U.S. law imposes criminal liabilities for violating its very strict U.S. Congressional gift rules. Whether or not we are engaged in lobbying activities, none of us may provide Members of the Congress or their staffs any gifts of value, including meals or products. For more information, contact the Legal Department.

Handling External Inquiries
As a public company, it is especially important that we speak to the public with one voice. In order to maintain consistency in our messaging and always give an accurate picture of our business operations, only certain authorized individuals should speak to the media or investors on NSP’s behalf.

If you receive an inquiry from the media, and it is not part of your job responsibilities to respond, you should refer the inquiry to the Chief Marketing Officer. Similarly, inquiries from investors or security analysts are to be handled by the Chief Financial Officer or designee. Do not attempt to handle these requests on your own.

It is important for us to answer and comply with all external and internal audits and investigations, including government investigations. However, if a government official requests information or documentation from you, make sure the Legal Department is involved before complying with the request. As with all our activities, we must be forthright in our representations. To this end, we must never conceal, alter, or destroy any requested records. In addition, we must never attempt to exert improper influence on the results of an investigation or audit. If you have any questions about any audit, investigation, or inquiry, and how you should respond, consult with the Legal Department.

Q. There has been a bit of a scandal regarding one of the largest herb suppliers in China. The media is in a frenzy to find out which American companies have used this supplier at any time in the past five years. Ian has worked at Nature’s Sunshine for ten years and knows that all its suppliers have been properly vetted. NSP has never used this supplier, and he hates seeing the entire herbal supplement market affected by the bad press. After watching a particularly accusatory news segment, Ian picks up the phone to contact the station to make a statement defending the integrity of Nature’s Sunshine.

A.    While it is admirable that Ian would want to clear the NSP brand from any accusation, he should withstand the temptation to issue any personal statements. NSP has authorized certain members of the Company to speak on the Company’s behalf. Never speak to the media or investors without prior approval from the Chief Marketing Officer or the Chief Financial Officer, respectively.

Environmental Sustainability
Just as our products are designed to keep the body healthy, we also strive to keep our environment healthy. We want to do our part to conserve resources and prevent waste, so NSP pursues environmentally sound business practices. Our goal is to not only comply with applicable laws and regulations, but to lead our industry in responsible behavior. We also encourage our business partners to use sustainable practices.

Promoting Corporate Citizenship
Because we believe that all people deserve respect, we are committed to upholding individual human rights. This means we provide reasonable working hours, working conditions, and fair wages for our employees. NSP does not condone or permit the use of forced labor or human trafficking practices and will not knowingly do business with subcontractors, business partners, or suppliers who violate these policies.

Q. Dan is returning from a trip to India where he met with a long-time supplier of herbs. NSP has done business with this supplier for years, and the quality of product has always been exceptional. Their prices have also remained stable, while other suppliers have raised costs. On this trip, Dan noticed there were a number of very young girls working for this organization, and the working space seemed more dark and crowded than before. He would hate to get anyone in trouble, but he has a nagging feeling that these girls are younger than the legal working age and may even be forced labor. He wonders whether this situation is any of his business—as long as the product remains good.

A.    Our Company upholds human rights, from our headquarters in Utah to all corners of the globe. If any of our subcontractors, partners, or suppliers violates human rights, we must question our relationship with that party. It is Dan’s responsibility to report what he has seen to the Legal Department. If, indeed, the supplier has fallen into disreputable practices, NSP must investigate and act. We will not knowingly do business with any person or entity that violates our principles

Compliance With All Laws

Compliance with all applicable federal, national, state, and local laws, rules and regulations—both in letter and in spirit—is one of the foundations on which our Company’s ethical policies are built. As employees of NSP, we all must strive to understand and take responsibility to comply with the applicable laws, rules, and regulations of the countries, states, and communities in which we operate.

If a federal, national, state, local, foreign, or international law conflicts with this Code, we must comply with the law. However, if a local custom or policy in your location conflicts with this Code, then you must comply with this Code. In many instances, this Code and NSP’s related policies set higher ethical standards than those imposed by applicable laws, rules, and regulations. If you have any questions regarding such conflicts or the interpretations of policies contained in this Code, consult with the Legal Department to determine the most appropriate course of action.

Waivers
The provisions of this Code are binding on all personnel of NSP and its affiliates. In the rare event that an exception to this Code is appropriate, it shall only be authorized by the Board of Directors or a committee of the Board. Any amendment or waiver of our Code will be disclosed publicly, if and as required by law or stock exchange rules.

Enforcement
The standards and policies contained in this Code are important to the Company’s success and must be taken seriously by all of us. Disciplinary action—including termination of employment or possible legal action—may be taken against:

•	Any employee who violates or authorizes the violation of this Code

•	Any employee who deliberately fails to report a violation of this Code or other improper or illegal conduct

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Any employee who deliberately withholds relevant and material information, or who is uncooperative in a company investigation into a possible violation of this Code or other improper or illegal conduct

•	Any employee who has been convicted of a crime or who has been arrested, or jailed for conduct deemed contrary to NSP’s mission, products, services, or public image.

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Acknowledgment
By signing below, I acknowledge that I have received my copy of the Nature’s Sunshine Products Code of Conduct ("Code"). I understand that I am responsible for knowing and adhering to the principles and standards of our Code.
I further acknowledge and agree that NSP’s Code is intended to provide a general overview of our Company's policies, and does not necessarily represent all such policies and practices in effect at any particular time. I certify that I will comply with the Code, written policies, practices, rules, regulations, or directives issued by NSP.
I understand that I should contact my supervisor, the Human Resources Department, or the Legal Department, if I have any questions concerning our Code, or any behavior or situation concerning NSP. I also understand that I have a responsibility to report any violations of our Code to my supervisor, the Human Resources Department, or the Legal Department immediately.

Finally, I understand that failure to follow our Code may result in disciplinary action, up to and including termination.

Date: _____________________________________

Employee Signature _________________________ Printed Name___________________________